July 26, 2010

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20249

Attention:	Ms. Maryse Mills-Apenteng, Special Counsel
Katherine Wray, Staff Attorney

Re:	IceWEB, Inc. (the “Company”)
Registration Statement on Form S-1
Filed June 14, 2010
File No. 333-167501

Form 10-K for the fiscal year ended September 30, 2009
Filed December 29, 2009
Current Reports on Form 8-K
Filed March 26, 2010 and April 29, 2010
File No. 000-27865

Ladies and Gentlemen:

In response to the staff’s letter of July 9, 2010 issuing comments on the above-referenced registration statement, concurrently the Company has filed Amendment No. 1 to the Form S-1 containing the following revisions.  Below are the Company’s responses to such comments, which such responses are numbered consistent with the staff’s numbered comments in the July 9, 2010 letter.  Under separate cover we have provided Ms. Wray with a courtesy copy of Amendment No. 1 as filed, marked to show all changes and keyed to the responses.

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

1.
We note your disclosure that the company has a working capital deficiency of approximately $2.5 million as of March 31, 2010, and that it has cash on hand of $147,300 as of that date.  Please state in your liquidity and capital resources discussion whether management believes the company will have sufficient capital to meet its capital requirements for the next 12 months.  Quantify the anticipated costs and amount of additional capital that will be needed, if any, in order to fund the company’s projected operations and satisfy its obligations for a minimum of 12 months from the date of the prospectus.  State the minimum period of time that you expect to be able to conduct planned operations and satisfy your obligations using currently-available capital resources.  Quantitative information regarding your financial requirements is necessary to enable investors to assess the company’s financial condition and the likelihood it will be able to pursue its business plan.  See Item 303(a)(1) of Regulation S-K.  In addition, to the extent that a deficiency in capital resources is perceived, expand your risk factor disclosure to alert investors of the minimum additional capital expected to be necessary to fund planned operations and obligations for the 12-month period.

Response to Staff Comment #1

We have included the following comments in Amendment No. 1 to the S-1 as part of our disclosures regarding our liquidity and capital resources in the Liquidity and Capital Resources discussion:

“As of March 31, 2010, our cash and cash equivalents were $147,300 and our net cash burn rate for the quarter ended March 31, 2010, was approximately $715,000.  Our working capital deficit at March 31, 2010 represented a decrease of $688,639 as compared to our working capital deficit as of September 30, 2009 of $3,158,232.  The decrease in the working capital deficit at March 31, 2010 reflects primarily the receipts from the exercise of stock options during the six months ended March 31, 2010, of $1,122,134, and proceeds from the sale of restricted stock of $490,000 during the period, offset primarily by cash used in operations of $1,431,078.

During April and May, 2010, we raised $2,120,782 net of offering costs and finders’ fees, in a private offering.  We believe that the proceeds from this offering will substantially allow us to fund our planned operations and obligations for the next twelve months.

We expect to continue to expend in the future substantial funds to complete our planned product development and sales and marketing efforts.  We expect that our capital resources will be adequate to fund our current level of operations into the fiscal third quarter of 2011. However, our ability to fund operations over this time could change significantly depending upon changes to future operational funding obligations or capital expenditures. As a result, we may be required to seek additional financing sources within the next twelve months.

If we do not have enough capital to achieve our long-term goal, we may need to raise additional funds by selling equity securities, which the result that the relative equity ownership of our existing investors will be diluted and the new investors could obtain terms more favorable than previous investors. A failure to obtain necessary additional capital in the future could jeopardize our operations and our ability to continue as a going concern.

We cannot assure you that we will be able to generate sufficient product revenues to attain profitability on a sustained basis or at all. However, we expect that we will generate positive cash flow from the sales of our products in the next two quarters.”

Please see page 28 of Amendment No. 1.

Legal Proceedings, page 35

2.
Please revise your discussion of the company’s pending legal proceeding to provide the complete disclosure called for by Item 103 of Regulation S-K.  For example, provide the dates each proceeding was instituted, as well as the relief sought.

Response to Staff Comment #2

We have amended and included the additional information as required by Item 103 of Regulation S-K in Amendment No. 1 and deleted the actions that are no longer pending or threatened against our company in accordance with Item 1.03.  Please see page 35.

3.
We note your statement that an adverse result in these or other legal proceedings that may arise from time to time “may harm” your business.  Please clarify whether the company expects the identified legal proceedings, individually or in the aggregate, to have a material adverse impact on the company’s financial condition, results of operations, or liquidity.

Response to Staff Comment #3

We have revised the disclosure in response to the comment.  Please see page 36 of Amendment No. 1.

Management

General

4.
Please revise your filing to ensure that it provides all disclosure required by the amendments to Items 401 and 402 of Regulation S-K adopted by Proxy Disclosure Enhancements, SEC Release No. 34-61175 (December 16, 2009, effective February 28, 2010), to the extent applicable.  As examples only, please revise your disclosure as follows:

•
Please refer to Item 401(e)(1) and discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that each such person should serve as a director of the company; and

•
Ensure that the summary compensation and director compensation tables present the grant date fair value of stock awards and option awards, computed in accordance with FASB ASC Topic 718, rather than the dollar amount recognized for financial statement purposes for the fiscal year(s).  See paragraphs (n)(2) and (r)(2) of Item 402.  Please revise your disclosure to clarify the method used to calculate the value of the equity awards presented in these compensation tables.

Response to Staff Comment #4

We have incorporated the additional information required by Items 401 and 402 of Regulation S-K to the extent applicable.  Please refer to pages 36 and 37 of Amendment No. 1.

We have also expanded the disclosure to clarify the method used to calculate the value of equity awards included in the compensation table.  Please see page 40 of Amendment No. 1.

Item 15.  Recent Sales of Unregistered Securities, page II-2

5.
For each transaction discussed in this section, please ensure that you state briefly the facts relied upon to make the exemption from registration available.  With respect to the unregistered issuances made in reliance on the exemption provided by Section 4(2) of the Securities Act, including the issuances of common stock made in lieu of pay to your employees, please disclose whether the purchasers were accredited or sophisticated with access to information.  See Item 701(d) of Regulation S-K.

Response to Staff Comment #5

We have enhanced and clarified the details of our disclosure to ensure that for each transaction discussed that we have stated briefly the facts relied upon to make the exemption from registration available, including whether the purchasers were accredited or sophisticated with access to information, in conformance with Item 701(d) of Regulation S-K.  See page II-2 through II-4 of the Amendment No. 1.

Form 10-K for the Fiscal Year Ended September 30, 2009

General

6.
Please file the written consent of your auditors to the incorporation by reference of their report on the financial statements included in the Form 10-K into any active registration statements of the company, including Form S-8 filed October 8, 2009 (Registration No. 333-162393), as required by Item 601(b)(23) of Regulation S-K.  For guidance, see our Securities Act Forms Compliance and Disclosure Interpretation 126.22, available on our public website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response to Staff Comment #6

On July 15, 2010 we have filed an amended 10K/A which includes consent from our auditors to incorporate by reference their report on the financial statements included in the Form 10-K  for the Form S-8 filed October 8, 2009.

Item 9A(T). Controls and Procedures, page 53

7.           Your Form 10-K discloses that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective as of the end of the fiscal year, presumably as a result of the material weaknesses in internal control over financial reporting identified in the filing.  You disclose that these material weaknesses were “(1) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirementsw; and (2) ineffective controls over period end financial disclosure and reporting processes.”  In your quarterly reports on Form 10-Q for the quarters ended December 31, 2009, and March 31, 2010, however, you disclose that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective as of the end of the applicable period.  Please explain how management was able to conclude that your disclosure controls and procedures were effective as of December 31, 2009, and March 31, 2010, given the previously-identified material weaknesses and the absence of disclosure regarding any remediation efforts undertaken by the company or any changes in internal control over financial reporting that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting.  Revise your filing(s) as necessary.

Response to Staff Comment #7

We failed to disclose the remediation efforts that were taken during the six months ended March 31, 2010, which included additional and improved written policies and procedures, and enhanced levels of review and control for accounting and financial reporting.

We intend to include the following disclosure regarding our remediation efforts undertaken by the company during the current fiscal year including changes in internal controls over financial reporting in our quarterly report for the nine months ended June 30, 2010:

Evaluation of disclosure controls and procedures. Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by the Quarterly Report (the “evaluation date’). They have concluded that, as of the evaluation date, these disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and that such information is accumulated and communicated to our management, including our CEO and CFO to allow timely decisions regarding required disclosure.

As disclosed in our Annual Report on Form 10-K for the year ended September 30, 2009 our management had previously concluded that our disclosure controls and procedures were not effective as a result of material weaknesses in our internal controls over financial reporting.  Our management had concluded that our internal controls over financial reporting were not effective as a result of insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements as well as ineffective controls over period end financial disclosure and reporting processes. In order to remediate these material weaknesses, we have prepared and implemented additional written policies and checklists setting forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements, including:

•	Implementation of policies that improve the documentation, review, and approval of the calculation of stock option expense, and
•	Implementation of additional controls over inventory management

As a result of these remediation efforts, our management was able to determine at the evaluation date that our disclosure controls and procedures were effective.

Changes in internal control over financial reporting.  Other than the changes to internal controls over financial reporting described earlier in this section, there were no changes to internal controls over financial reporting that occurred during the three months ended June 30, that have materially affected, or are reasonably likely to materially impact, our internal controls over financial reporting.

Current Reports on Form 8-K Filed March 26, 2010, and April 29, 2010

8.
We refer to the Distribution Agreement with Promark Technology, Inc., filed as Exhibit 99.2 to the Form 8-K filed March 26, 2010, and to the Google Enterprise Integrator Agreement filed as Exhibit 99.2 to the Form 8-K filed April 29, 2010.  You appear to have omitted or redacted information from each of these material contract exhibits without submitting a confidential treatment request pursuant to Rule 24b-2 under the Exchange Act with respect to the omitted portions.  Please file complete, unredacted versions of these agreements on EDGAR.  Alternatively, if you wish to seek confidential treatment for the redacted information, you may submit a request under Exchange Act Rule 24b-2.  For guidance on the preparation of confidential treatment requests, please see the Corporation Finance Staff Legal Bulletin No. 1A, available on our website at http://www.sec.gov/interps/legal/slbcflr.htm.

Response to Staff Comment #8

On July 20, 2010 we filed an amendment to our Current Report on Form 8-K as filed on March 26, 2010 which included an unredacted copy of the Distribution Agreement with Promark Technology, Inc.  In addition, on July 20, 2010 we also filed an amendment to our Current Report on Form 8-K as filed in April 29, 2010 which included an unredacted copy of the Amendment to Google Enterprise Reseller Agreement.

9.
Please also tell us how you concluded that the above-referenced agreements with Promark and Google are not required to be filed, or incorporated by reference, as exhibits to your registration statement on Form S-1.  Alternatively, include these agreements as exhibits to the Form S-1.  See Item 601(b)(10) of Regulation S-K.

Response to Staff Comment #9

The Promark and Google agreements have been included as Exhibits 10.23 and 10.24, respectively, to Amendment No. 1.

We trust the foregoing sufficiently responds to the staff’s comments.  The undersigned acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call the undersigned at (571) 287-2405 or John R. Signorello at (571) 287-2386.

Very truly yours,
/s/ Mark B. Lucky
Mark B. Lucky

cc:	Katherine Wray, Staff Attorney, Division of Corporate Finance, SEC
Mitch Pruzansky, Partner, Sherb and Co., LLP
James M. Schneider, Esq., Schneider Weinberger & Beilly LLP